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                  AMENDMENT TO CERTIFICATE OF INCORPORATION

     The Company's Certificate of Incorporation currently provides that the name of the Company is "Seagate Software Information Management Group Holdings, Inc." On February 9, 2001, the Board of Directors adopted resolutions setting forth the proposed amendment to the Company's Certificate of Incorporation (the "Amendment"), the advisability of the Amendment, and a call for submission of the Amendment for approval by written consent of the Company's stockholders.

     The text of Article I of the Certificate of Incorporation, as proposed to be amended will read:

     "The name of this corporation is Crystal Decisions, Inc."

     On February 9, 2001, New SAC (the "Majority Stockholder"), approved the Amendment pursuant to an Action by Written Consent of Stockholder. The Amendment will be effective 20 days after mailing to the Company's shareholders.

Purpose and Effect of the Amendment

     The Board of Directors believes that it is in the Company's best interest to change the name of the Company in order to capture the goodwill and marketing benefit of our product names.

                                For the Board of Directors of
                                SEAGATE SOFTWARE INFORMATION
                                MANAGEMENT GROUP HOLDINGS, INC.

                                /s/ Gregory B. Kerfoot
                                President and Chief Executive Officer

Dated:  March 8, 2001